AB 3/5

10029504

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67795

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Fund Distribution Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 East 52nd Street
(No. and Street)

New York (City) New York (State) 10055 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/19

AFFIRMATION

I, Paul Greenberg, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Fund Distribution Company (the "Company") for the one month period ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

2/26/10

Signature Date

Managing Director and Financial and Operations Principal

Title

Subscribed to before me this 26th day of February, 2010.

Notary Public

STEPHEN M. HART
NOTARY PUBLIC- State of New York
No. 01HA6166170
Qualified in New York County
Commission Expires 5/21/2011

BlackRock Fund Distribution Company

TABLE OF CONTENTS

This report contains (check all applicable boxes):

BlackRock Fund Distribution Company
Financial Statements
and Supplemental Information

Contents

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors and Shareholder of
BlackRock Fund Distribution Company
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Fund Distribution Company (the "Company") as of December 31, 2009, and the related statements of income, cash flows, and changes in stockholder's equity, for the one month then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Fund Distribution Company, at December 31, 2009, and the results of its operations and its cash flows for the one month then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to Rule SEC 15c3-3 under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2010

BlackRock Fund Distribution Company

Statement of Financial Condition

December 31, 2009

(Dollar amounts in thousands, except share data)

Assets	
Cash and cash equivalents	$ 7,145
Due from related parties	2,613
Deferred tax assets	285
Other assets	848
Total assets	$ 10,891
Liabilities	
Due to related parties	$ 1,745
Accounts payable and accrued liabilities	87
Total liabilities	1,832
Stockholder's equity	
Common stock ($1 par value - 1,000 shares authorized, one share issued and outstanding)	-
Additional paid-in capital	7,532
Retained earnings	1,527
Total stockholder's equity	9,059
Total liabilities and stockholder's equity	$ 10,891

See accompanying notes to financial statements.

BlackRock Fund Distribution Company

Statement of Income

For the one month period ended December 31, 2009

(Dollar amounts in thousands)

Revenue	
Administrative and marketing revenue from related parties	$ 1,954
Total revenue	1,954
Expenses	
Administrative expense to related parties	626
Consulting and licensing fees	53
Total expenses	679
Income before income taxes	1,275
Income tax expense	519
Net income attributable to BlackRock Fund Distribution Company	$ 756

See accompanying notes to financial statements.

BlackRock Fund Distribution Company

Statement of Changes in Stockholder's Equity

For the one month period ended December 31, 2009

(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
November 30, 2009	$ 2,532	$ 771	$ 3,303
Net income attibutable to BlackRock Fund Distribution Company	-	756	756
Capital contribution from Parent	5,000	-	5,000
December 31, 2009	$ 7,532	$ 1,527	$ 9,059

See accompanying notes to financial statements.

BlackRock Fund Distribution Company

Statement of Cash Flows

For the one month period ended December 31, 2009

(Dollar amounts in thousands)

Cash flows from operating activities	
Net income attributable to BlackRock Fund Distribution Company	$756
Changes in operating assets and liabilities:	
Due from related parties	(1,800)
Deferred tax assets	(39)
Other assets	(123)
Due to related parties	1,193
Accounts payable and accrued liabilities	49
Cash from operating activities	36
Cash flows from financing activities	
Capital contribution from parent	5,000
Cash from financing activities	5,000
Net increase in cash and cash equivalents	5,036
Cash and cash equivalents, beginning of period	2,109
Cash and cash equivalents, end of year	$7,145

See accompanying notes to financial statements.

1. Organization

BlackRock Fund Distribution Company ("BFDC" or the "Company") (formerly Barclays Global Investors Fund Distribution Company), is incorporated in the State of California. The Company is a wholly-owned subsidiary of BlackRock Asset Management International, Inc. (the "Parent"), which is a wholly owned indirect subsidiary of BlackRock, Inc. ("BRI"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the California Department of Corporations and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. BFDC's FINRA membership agreement limits its permitted activities to retailing mutual funds and municipal fund securities, private placements of securities, distributing exchange traded funds, money market funds and Life Cycle® funds to institutional clients, broker-dealers and investment advisers, underwriting various sponsored mutual funds and distribution of options sales literature. BFDC is a member of the Municipal Securities Rulemaking Board ("MSRB") and is subject to MSRB rules.

On December 1, 2009, BRI acquired Barclays Global Investors ("BGI"), from Barclays Bank PLC ("Barclays") referred to as the "Acquisition" which included BFDC.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities, when purchased, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at either cost or amortized cost which approximates fair value due to their short term maturities. Money market funds which totaled $1 million are valued through the use of quoted market prices (a Level 1 input), or $1 which is the net asset value of the fund.

2. Significant Accounting Policies (continued)

Revenue Recognition

Administrative and marketing revenues are based on the components of estimated market value of the services provided and are recognized in the period in which the services are performed. Marketing revenue is recognized when the contractual services are completed.

Income Taxes

The Company accounts for income taxes under the asset and liability method prescribed by Accounting Standards Codification ("ASC") 740-10, *Income Taxes* ("ASC 740-10"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using currently enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Management periodically assesses the recoverability of its deferred tax assets based upon expected future earnings, taxable income in prior carryback years, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not more likely than not that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in an income tax expense to the Company's statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability.

Effective January 1, 2009, the Company adopted the provisions of ASC 740-10 related to uncertain tax positions. ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements. ASC 740-10 prescribes a threshold for measurement and recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in an income tax return. ASC 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption did not have any impact on the Company's statement of income and financial positions and did not result in a cumulative adjustment to retained earnings at adoption.

2. Significant Accounting Policies (continued)

Subsequent Events

In May 2009, the FASB issued ASC 855-10, *Subsequent Events* ("ASC 855-10"), which provides guidance to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855-10 is effective for interim or fiscal periods ending after June 15, 2009. The Company adopted ASC 855-10 on June 30, 2009. The adoption of ASC 855-10 did not materially impact the Company's financial statements. See Note 7, Subsequent Events, for further discussion.

The FASB Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2009-1, *Amendments Based on SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162* ("ASU 2009-1"). ASU 2009-1 established the ASC as the single source of authoritative GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature not included in the ASC will become nonauthoritative. ASU 2009-1 is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted ASU 2009-1 on September 30, 2009. As ASU 2009-1 does not change GAAP, its adoption did not impact amounts recorded or disclosures required as part of the Company's financial statements.

3. Income Taxes

For the one month period ended December 31, 2009, the Company's operations will be included in the consolidated federal income tax return of BRI and its subsidiaries. In certain jurisdictions, BFDC files separate state and municipal income tax returns, and in other jurisdictions, BFDC's state and/or municipal income tax returns are consolidated with one or more BRI subsidiaries on a combined or unitary basis. If BFDC is included in a group's combined or unitary state or municipal income tax filing, its share of the tax receivable or benefit generally will be based upon an allocation to BFDC of a percentage of the total liability or benefit based upon the Company's level of activity in such state or municipality. As of December 31, 2009, the Company recorded income taxes payable of $929 thousand in the statement of financial condition, which is included in due to related parties.

A reconciliation of income tax expense with statutory federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

(Dollar amounts in thousands)	For the one month period ended December 31,	
	2009	%
Statutory income tax expense	$446	35.0%
Increase in income taxes resulting from:		
State and local taxes (net of federal benefit)	73	5.7%
Income tax expense	$519	40.7%

3. Income Taxes

The provision for income taxes consists of the following:

(Dollar amounts in thousands)	**One month period ended December 31, 2009**
Current:	
Federal	$446
State and local	112
Total current	558
Deferred:	
Federal	(39)
Total deferred	(39)
Total income tax expense	$519

Deferred tax assets and liabilities are recorded net in the statement of financial condition when they relate to the same tax jurisdiction. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's financial statements. These temporary differences result in taxable or deductible amounts in future years. The temporary difference that gave rise to a significant portion of the Company's deferred tax asset at December 31, 2009 was the future deduction for state expense. This deduction is recognized in the following year for federal tax purposes.

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. For the period from December 1, 2009 to December 31, 2009, the Company did not have interest or penalties related to income tax matters.

4. Related Party Transactions

The Company receives a fee from Barclays Capital Inc. for marketing and administrative services in connection with various registered securities marketed under the iPath® brand. Fees amounted to $1.6 million for marketing services for the one month period ended December 31, 2009. The Company had a $1.8 million receivable at December 31, 2009.

The Company has entered into service agreements with various BRI wholly owned subsidiaries whereby the Company provides certain administrative services for a fee. The fee is 104% of actual expenses incurred. Fees earned by the Company for the one month period ended December 31, 2009 were $381 thousand. The Company had a $401 thousand receivable at December 31, 2009.

The Company has entered into a service agreement with a BRI wholly owned subsidiary (the "service provider") whereby the service provider provides certain administrative services on behalf of the Company in reference to its brokerage business for a fee. The fee is 101% of actual expenses incurred. Administrative fees incurred for the one month period ended December 31, 2009 were $626 thousand. The Company had an $862 thousand payable at December 31, 2009.

As of December 31, 2009, due from related parties included $388 thousand due from an affiliate resulting from cash received by the affiliate on behalf of the Company.

As of December 31, 2009, outstanding amounts related to the above transactions are recorded in due to and due from related parties net where the legal right of offset exists.

5. Indemnifications, Commitments and Contingencies

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements can not be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any liability arising under these arrangements is remote. Consequently, no liability has been recorded on the statement of financial condition.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5 thousand and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 after the Company's first year of operation. At December 31, 2009, the Company had net capital of $5.3 million, which was $5.2 million in excess of its required net capital of $122 thousand. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

7. Subsequent Event

The Company reviewed subsequent events occurring through the date that these financial statements were issued, and determined that no additional subsequent events occurred that would require accrual or additional disclosures.

BlackRock Fund Distribution Company
Computation of Net Capital for Brokers-Dealers
Pursuant to SEC Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2009
(Dollar amounts in thousands)

Computation of net capital		
Total stockholder's equity		$ 9,059
Less: Non-allowable assets		
Due from related parties		2,613
Deferred tax assets		285
Other assets		848
Total non-allowable assets deductions		3,746
Less: Fidelity bond deduction		20
Net capital before haircuts		5,293
Less: Haircuts on cash equivalents		20
Net capital		$ 5,273
Computation of net capital requirement		
Net capital requirement (6.67% of aggregate indebtness)	(A)	$ 122
Minimum dollar net capital requirement	(B)	$ 5
Net capital requirement (greater of (A) or (B))		$ 122
Excess net capital (net capital less net capital requirement)		$ 5,151
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 5,090
Computation of aggregate indebtedness		
Total liabilities		$ 1,832
Ratio of aggregate indebtedness to net capital		0.35 to 1

Note:

No material differences exist between the above computation and the computation included in the Company's corresponding amended unaudited FOCUS Report (Form X-17A-5 Part IIA) filing as of December 31, 2009, filed on January 27, 2010, as amended on February 25, 2010.

BlackRock Fund Distribution Company

Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to SEC Rule 15c3-3

Under the Securities Exchange Act of 1934

December 31, 2009

The Company is exempt from the provisions of the SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

To the Board of Directors and Shareholder of
BlackRock Fund Distribution Company
New York, New York

In planning and performing our audit of the financial statements of BlackRock Fund Distribution Company (the "Company") as of and for one month ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

BLACKROCK FUND DISTRIBUTION COMPANY
(SEC. I.D. No. 8-67795)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE ONE MONTH PERIOD ENDED DECEMBER 31, 2009 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

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Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.